<p style="text-align:center">OFFERING MEMORANDUM</p>

PART II OF OFFERING STATEMENT (APPENDIX C TO FORM C)

Full Circle Brewing, Co. Ltd. LLC

HOW TO SUBSCRIBE FOR THE UNITS BEING OFFERED

1) Registration and Subscription Documents

1. Visit www.breakawayfunding.com/invest and register as a New Investor. You will be prompted to provide a user ID, password and other personal and financial information to establish a new user account.

2. Review and acknowledge receipt of the Offering Statement and related documents.

3. Review and digitally sign the Subscription Agreement.

4. Complete and return a copy of the Alcohol Industry Investor Questionnaire.

5. Acknowledge the Agreement to Accede to the Second Restated and Amended Operating Agreement of Full Circle Brewing Co. Ltd., LLC

6. Verify Identity. You will be prompted to upload a digital copy of your government issued photo identification.

7. Pay for your investment via Wire Transfer, by Check or Money Order. *You will be provided with wiring instructions and deposit ticket forms that can be printed or emailed. Take these instructions with you to your bank to send funds (DO NOT SEND FUNDS TO FULL CIRCLE BREWING CO.)*

2) Payment for you Investment:

You may choose between two payment options:

a) Payments by Wire Transfer

You must pay the full subscription price by check, bank draft or money order along with the Subscription Agreement and Alcohol Industry Investor Questionnaire, both which can be found in the Documents section of Full Circle Brewing Co. Ltd., LLC's offering page: https://login.breakawayfunding.com/offers/zpvWVLVa/documents

The payment must be in U.S. dollars and made payable to:

Fresno First Bank as Deposit Agent for
Full Circle Brewing Co. Ltd. LLC
7690 N. Palm Avenue, Fresno, CA 93711
ABA # 121144146

FBO: Full Circle Brewing Co. Ltd., LLC Escrow Account #100030979
Telephone: 559-439-0200

b)   **Payment by Check or Money Order**

Fresno First Bank as Deposit Agent for
Full Circle Brewing Co. Ltd., LLC
7690 N. Palm Avenue
Fresno, CA 93711
(559-348-5714)

We have the right to reject any Subscription Agreement that is submitted with less than the full subscription price, which Subscription Agreement is incomplete, which does not accompany the Alcohol Industry Investor Questionnaire and the Accession Agreement.

The sharing of views by members of the *crowd* is considered by some to be an integral part of crowdfunding. Broker-dealers and funding portals, through their crowdfunding platforms, are required to have communication channels transparent to the public—for example, on an online forum—relating to each particular investment opportunity. In these channels, the *crowd* of investors can weigh in on the pros and cons of an opportunity and be able to ask the company questions. All persons representing the company must identify themselves. It may be worthwhile to monitor these communication channels before and after you make your commitment to invest.